Julie Robinson +1 858 550 6092 ROBINSONJM@cooley.com	VIA EDGAR

July 12, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Heather Percival

Re:	Aethlon Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed June 18, 2019
File No. 333-231397

Ladies and Gentlemen:

On behalf of Aethlon Medical, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated July 1, 2019, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3, filed on June 18, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comment. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-3 Filed June 18, 2019

Exhibits

1.	We note your response to prior comment 4. It appears from the second paragraph on page 2 of exhibit 5.2 that the opinion from counsel has assumed a separate opinion of Brownstein Hyatt Farber Schreck, LLP has been delivered to you regarding certain matters. However, it does not appear that the opinion of this firm filed as exhibit 5.1 addressed such matters. Please advise or have counsel provide a revised opinion as exhibit 5.1.

Response: The Company acknowledges the Staff’s comment and provides the following response.

Brownstein Hyatt Farber Schreck, LLP (“Nevada counsel”) provided an opinion, filed as Exhibit 5.1 to the Registration Statement, required under SEC Regulation S-K, Item 601(b)(5)(i) (“Item 601(b)(5)(i)”), which requires: “An opinion as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

July 12, 2019

Nevada counsel’s opinion under Item 601(b)(5)(i) provided an opinion, that, subject to certain assumptions permitted by Staff Legal Bulletin No. 19 as described below, “such Shares will be duly authorized, validly issued, fully paid and non-assessable.” We believe such opinion is responsive to the requirements of Item 601(b)(5)(i) relating to the legality, fully paid and non-assessability of the shares of Common Stock of the Company being registered under the Registration Statement (the “Shares”).

In response to the Staff’s June 6, 2019 Comment Letter, Cooley LLP (“Cooley”) provided an opinion that was filed as Exhibit 5.2 to the Registration Statement, to address the additional matters required under Item 601(b)(5)(i) with respect to the debt securities (“Debt Securities”) and warrants (“Warrants”) that are being registered under the Registration Statement. In the Cooley opinion, we noted that a separate opinion of Nevada counsel covering certain matters had been delivered. Specifically, we stated “We have assumed that (i) the Company . . . has duly authorized . . . the Warrants, the Warrant Agreements, the Debt Securities and the Indenture in accordance with its organizational documents and the laws of the State of Nevada . . . .. We understand that a separate opinion of Brownstein Hyatt Farber Schreck, LLP as to certain of such matters has been delivered to you.” Consistent with that statement, the opinion of Nevada Counsel opined that, subject to certain assumptions permitted by Staff Legal Bulletin No. 19, as discussed below, “any offering, issuance or sale of Debt Securities, Warrants or Units, such Securities will be duly authorized.” The reference in the Cooley Opinion to the opinion of Nevada counsel was intended only to note that a separate opinion had been rendered to the Company. The Cooley opinion did not rely on the opinion of Nevada counsel. Consistent with the statement quoted from the Cooley opinion, there was overlap between the opinion of Nevada counsel and the assumptions made by Cooley in its opinion, so the statement made in the Cooley opinion was correct on its face. But given the guidance provided in Staff Legal Bulletin No. 19 as described below, Cooley was entitled to make assumptions in its opinion without reference to or reliance on the opinion of Nevada counsel or any other opinion.

We respectfully note that under Staff Legal Bulletin No. 19 (October 14, 2011), the Staff has provided guidance that the assumptions that can be taken in the case of Item 601(b)(5)(i) opinions for a universal shelf are very broad. It states specifically that “the legality opinion in the shelf registration statement at the time it becomes effective may include assumptions regarding the future issuance of securities that would generally not be acceptable in connection with a non-shelf offering” and then states in a footnote “Such assumptions may include, for example, that the number of shares to be offered and sold under the registration statement will not exceed the number of shares authorized in the registrant’s certificate or articles of incorporation; that the board will have taken all actions, passed all resolutions, etc., necessary to authorize the issuance and sale of the securities; that the specific terms of the securities will have been determined in accordance with all board resolutions or other authorization requirements; and that all required state approvals will have been received (e.g., if the registrant is a state regulated utility).”

We do not interpret Item 601(b)(5)(i) to require any particular specific wording or exact matching wording for the required opinions covering the legality, valid issuance or non-assessability of the Shares, Warrants and Debt Securities, or with respect to the Debt Securities, the requisite binding obligations opinion covered in the Cooley opinion. We also note that Cooley has filed registration statements with similar opinions for registrants in the past and we have reviewed many other 601(b)(5)(i) opinions that take a similar approach.

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July 12, 2019

The Company respectfully requests the Staff’s assistance in completing the review of the Amended S-3 as soon as possible. Please contact me at (858) 550-6092 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Julie Robinson

Julie Robinson, Esq.

cc:	Timothy C. Rodell, MD, FCCP., Aethlon Medical, Inc.
James B. Frakes, Aethlon Medical, Inc.
Seth Skolnik, Esq., Cooley LLP